Exhibit 99.2

Confidential Draft

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our consolidated financial statements for the periods specified in this earning release on Form 6-K. We undertake no obligation to update publicly any forward-looking statements in earning release on Form 6-K.

A.	Operating Results

Overview

Our business addresses three critical demands in China’s education market, the desire for students to be admitted into top secondary and post-secondary schools, the desire for graduates of those schools to obtain more attractive jobs and the need of schools and corporate clients in optimizing their teaching and operating environment. We offer high-quality, individualized services and products through our integrated online and offline delivery model powered by our proprietary technologies and robust infrastructure.

Intelligent technology is transforming the education industry so that students no longer have to be restricted by the traditional learning environment. Intelligent campuses and classes are becoming the trend leading to increased efficiency, cost savings, and improved experiences for students and staff. We will proactively introduce our intellectualized operational services to more universities and colleges to provide students access to educational resources regardless of the location or device, increasing the potential for learning and teaching through cooperation with peers and experts worldwide and optimizing facilities to create a sustainable campus.

Our net revenues decreased from RMB 410.6 million in the nine months ended September 30, 2019 to RMB 358.5 million in the nine months ended September 30, 2020. The decrease from the nine months ended September 30, 2019 to 2020 was mainly due to fewer boarding and other ancillary services provided at K-12 schools as a result of temporary COVID-19 related campus closures in the first half of 2020; and less services provided at the Company’s tutoring centers, training offices and college campuses. Our net revenues decreased from RMB 126.6 million in the three months ended September 30, 2019 to RMB 112.7 million in the three months ended September 30, 2020. The decrease from the three months ended September 30, 2019 to 2020 was mainly due to fewer services provided at the Company’s tutoring centers, training offices and college campuses.

Our net loss changed from RMB 88.1 million in the nine months ended September 30, 2019 to RMB 74.7 million (US$ 11.0 million) in the nine months ended September 30, 2020, and from RMB 72.8 million in the three months ended September 30, 2019 to RMB 84.9 million (US$ 12.5 million) in the three months ended September 30, 2020.

Net revenues from our K-12 Schools segment accounted for 49.5%, 51.8%, 41.3% and 52.3% of our total net revenues in the nine months ended September 30, 2019 and 2020, three months ended September 30, 2019 and 2020, respectively. Net revenues from our College Preparation & Career Enhancement Programs (“CP&CE Programs”) accounted for 50.5%, 48.2%, 58.7% and 47.7% of our total net revenues in the nine months ended September 30, 2019 and 2020, three months ended September 30, 2019 and 2020, respectively.

Due to certain restrictions and qualification requirements under PRC law that applies to foreign investment in China’s education industry, our education business is currently conducted through contractual arrangements among our wholly-owned subsidiaries in China and our consolidated variable interest entities, or VIEs, in China. Our VIEs and their respective subsidiaries hold the licenses and permits necessary to conduct our educational and career enhancement services business in China and directly operate our tutoring centers, K-12 schools and career enhancement centers, develop and distribute educational content, software and other technologies, and operate our online education business. We have entered into Technology Service Agreements or Exclusive Cooperation Agreements with our VIEs pursuant to which we may receive economic benefits in the future. We have, however, entered into additional agreements to sell products and provide services to our VIEs’ subsidiaries. The terms of these sales agreements to our VIEs’ subsidiaries are the same as sales to third parties described further in this section of the earning release.

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Factors affecting our results of operations

General factors affecting our results of operations

We have benefited significantly from the following recent trends in the China educational and career enhancement services market:

•	Rapid growth in disposable household income;

•	Intense competition in the education sector and the job market;

•	Rapid economic growth;

•	Increasing hiring needs of existing and new companies doing business in China; and

•	The increased availability and utilization of advanced learning technologies to supplement the traditional education delivery model.

The overall economic growth and the increase in the GDP per capita in China have led to a significant increase in spending on education in China. In addition, education is a welcomed and supported industry in China, which means that education service providers often get preferential treatment in terms of infrastructure support and tax rates. We anticipate that the demand for private education and career enhancement training in China will continue to increase as the economy in China continues to grow and as disposable income of urban households continues to rise. However, any adverse changes in the economic conditions or regulatory environment in China may have a material adverse effect on the education and career enhancement industries in China, which in turn may harm our business and results of operations. We are subject to a legal regime consisting of regulations governing various aspects of our business such as regulations on education, software, internet, audio-video broadcasting, tax, information security, privacy, copyright and trademark protection and foreign exchange. These regulations are evolving and are subject to frequent changes which may materially adversely affect our business in all aspects such as the operation of our K-12 schools, tutoring centers, career enhancement centers and training offices through the VIE structure, the engagement of public school teachers and the organization of classes with large-size attendance in our tutoring centers, the establishment of new colleges and the offering of our online services. Although we do not possess the land use right certificates or building ownership certificates with respect to some of our owned real properties, and the lessors of some of our leased properties do not have effective ownership certificates, we believe the risk is remote that our ability to maintain and obtain or renew our licenses or permits for our business operations will be adversely affected by such issues.

Specific factors affecting our results of operations

While our business is influenced by factors affecting the education and career enhancement industries in China generally and by conditions in each of the geographic markets we serve within China, we believe our business is more directly affected by company-specific factors, including, among others:

•	The number of student enrollments . The number of student enrollments is largely driven by the demand for the educational programs offered by K-12 Schools and CP&CE Programs, the amount of fees we charge, the effectiveness of our marketing and brand promotion efforts, the locations and capacity of our tutoring centers, K-12 schools, career enhancement centers and college, and training offices, our ability to maintain the consistency and quality of our teaching, and our ability to respond to competitive pressures, as well as seasonal factors. We plan to continue to add new offerings to better attract students of different needs and provide cross-selling opportunities.

•	The amount of fees we charge . We determine course fees for our tutoring and career enhancement services primarily based on demand for our courses, the targeted market for our courses, the geographic location and capacity of the center, costs of delivering our services, and the course fees charged by our competitors for the same or similar courses.

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Education services are an investment for the future, especially for children’s education, in China. Steady growth of the economy will likely result in the continuous growth of income and higher consumption levels for China’s citizens, who will have more capital for the education of their children, especially for after-school tutoring. However, we believe that the tuition fees of tutoring services and K-12 schools and college tuition fees are less impacted by the ups and downs of the overall economy as we believe that people in China generally cut back on other spending before they reduce their spending on their children’s education.

The maximum tuition fees that a school or a college can charge vary by location, but usually the regulations governing these price controls take into consideration China’s economic growth in determining whether to approve a tuition increase and in setting the size of the tuition increase. Usually the local governments review and adjust tuition fees every two to three years as necessary to reflect inflation or new educational services that are provided. Price controls by local governments will affect the amount by which we are able to increase our fees charged to students in our K-12 schools and college.

•	Our costs and expenses . We incur costs and expenses at both the headquarter level and at our tutoring centers, K-12 schools, career enhancement centers and training offices. Our most significant costs are compensation and social welfare paid to/for our teachers and rent expense. A substantial majority of our operating expenses are selling and marketing and general and administrative expenses.

According to the Law for Promoting Private Education revised on November 7, 2016, private schools may be operated as nonprofit schools or profit-making schools, but the nine-year compulsory education schools cannot be operated as profit-making schools. We are currently operating three K-12 schools as profit-making schools with reasonable return and they willtransition to operating as non-profit schools under this revised law. The detailed implementation methods for transitioning K-12 schools to non-profit schools have not yet been issued by local government authorities. We are communicating with local authorities regarding the impact on the operation and registration of the schools. Since we can still maintain control over the daily operation of the schools and have the right to appoint key management, we believe there will not be any significant impact on the operation of these schools before any official reply is issued by local authorities. Although turning into non-profit schools will prohibit the distribution of retained earnings as dividends from these schools, we can still control and allocate the financial resources of the schools in their daily operation. Therefore, as of the date of this report, we believe there will be no significant financial impact to us.

Effects of disposals and other strategic plans

In June 2019, we entered into a Membership Interest Purchase Agreement (“MIPA”) with Laureate Education, to acquire 100% of the outstanding membership interest in NewSchool. NewSchool is a for-profit institution of higher education based in San Diego, California, that offers undergraduate and graduate degrees and non-degree certificates in Architecture, Design and Construction Management. This acquisition was closed in March 2020. Please refer to Note 14 to the unaudited condensed consolidated financial statements for details.

In the nine months ended September 30, 2019 and 2020, we closed several subsidiaries through the deregistration procedures of local governmental and corporate service institutions, and disposed several subsidiaries. Those subsidiaries had no business operations and accumulated deficits for years. As a result, we recognized gain from the deregistration/disposal of those subsidiaries in a collective amount of RMB 1.3 million and RM 4.7 million in the nine months ended September 30, 2019 and 2020, respectively.

There were no other acquisitions/disposals during the nine months ended September 30, 2019 and 2020.

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Key financial performance indicators

Our key financial performance indicators consist of our net revenues, cost of revenues, gross profit and operating expenses, which are discussed in further detail below. The following table sets forth our net revenues, cost of revenues and gross profit, both in absolute amount and as a percentage of net revenues, for the periods indicated.

	For the nine months ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
Net revenues	410,560	100	358,450	52,794	100
Cost of revenues	(271,272)	(66.1)	(280,023)	(41,243)	(78.1)
Gross Profit	139,288	33.9	78,427	11,551	21.9

	For the three months ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
Net revenues	126,556	100	112,708	16,600	100
Cost of revenues	(94,043)	(74.3)	(106,241)	（15,648)	(94.3)
Gross Profit	32,513	25.7	6,467	952	5.7

Net revenues

In the nine months ended September 30, 2019 and 2020, three months ended September 30, 2019 and 2020, we generated net revenues of RMB 410.6 million, RMB 358.5 million (US$ 52.8 million), RMB 126.6 million and RMB 112.7 million (US$ 16.6 million), respectively.

The decrease of revenue from the nine months ended September 30, 2019 to 2020 was mainly due to fewer boarding and other ancillary services provided for K-12 schools as a result of temporary COVID-19 related campus closures in the first half of 2020 and fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by revenue from NewSchool, which was acquired in March 2020.

The decrease from the three months ended September 30, 2019 to 2020 was mainly from fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by revenue from NewSchool.

We derived net revenues from our two reportable segments in terms of percentages of our overall net revenues as follows in the nine months ended September 30, 2019 and 2020 and three months ended September 30, 2019 and 2020:

	For the nine months ended September 30,		For the three months ended September 30,
	2019	2020	2019	2020
	%	%	%	%
K-12 Schools:	49.5	51.8	41.3	52.3

CP&CE Programs:	50.5	48.2	58.7	47.7

K-12 Schools . We operated three K-12 schools as of September 30, 2020. We recognize revenues from tuition fees and associated accommodation fees collected for enrollment in our K-12 schools ratably over the corresponding semester or school year. Tuition fees and associated accommodation fees collected from students at our K-12 schools are recorded as deferred revenue until they are recognized as revenues over the semester or school year. Our K-12 schools either collect full year tuition fees once a year, or collect half year tuition fees twice per year. Collections mainly take place between August and October and in February or March. The most significant factors that directly affect our net revenues for our K-12 schools are the number of student enrollments and the tuition fees we charge. Tuition fees and associated accommodation fees range from RMB 3,000 to RMB 80,000 per year. We typically adjust tuition fees and associated accommodation fees based on the market conditions of the city where the particular school is located, subject to the relevant local governmental authority’s advance approval, if required. Our K-12 schools have classes that range from 30 students to 60 students per class.

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CP&CE Programs . Our CP&CE Programs include tutoring services and career enhancement services. Our tutoring service provided educational services in our 12 tutoring centers as of September 30, 2020. These services consist primarily of test preparation courses and tutoring. We recognize revenues from course fees collected for enrollment in the courses we offer at our tutoring centers proportionally as we deliver the instruction over the period of the course. Course fees collected are recorded as deferred revenues until they are recognized as revenues over the period when the course is taught, which typically ranges from one to nine months. The most significant factors that directly affect our net revenues in our tutoring services are the number of student enrollments in the courses and the amount of course fees. Although similar courses have comparable rates, course fees vary among our numerous courses. Tuition fees in our tutoring centers range from RMB 100 to RMB 16,000 per program. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the tutoring center, the length of time of the course, cost of services and the course fees charged by our competitors for the same or similar programs. Our courses are delivered in class settings ranging from 4 students to 20 students per class. In addition, we also deliver these services in premium classes, including one-on-one tutoring.

Our career enhancement services are provided in our 26 career enhancement centers, which include 5 career centers, 18 training offices and 3 career enhancement college campuses. We recognize revenues over the period of the services, which typically ranges from several days to 12 months. Course fees are either collected in advance and recorded as deferred revenues or recorded as accounts receivable and collected within credit periods. The most significant factors that directly affect our revenues in our career enhancement segment are the number of enrollments in the courses and the amount of course fees. In addition to the specific factors mentioned above, enrollments at our career enhancement centers are affected by the local job markets’ specific demand for skills such as soft skills, information technology services and digital art. In addition, we believe many university graduates choose to obtain job-readiness training or acquire supplementary skills to differentiate themselves from their peers in order to get a better job. Tuition fees in our career enhancement centers range from RMB 400 to RMB 20,000 per program with course lengths ranging from several days to 12 months. We determine course fees primarily based on demand for our courses, the targeted market for our courses, the geographic location of the career enhancement center, costs of services delivered, and the course fees charged by our competitors for the same or similar programs. Our career enhancement courses are generally delivered in settings ranging from 15 students to 50 students per class. The corporate trainings are all tailor-made according to customer companies’ requirements, and normally are delivered to 10 to 30 persons per course.

Cost of revenues

Cost of revenues for our educational and career enhancement programs and services primarily consists of:

•	Teaching fees and performance-linked bonuses paid to our teachers. Our teachers consist of both full-time teachers and part-time teachers. Full-time teachers deliver teaching instruction and may also be involved in management, administration and other functions at our schools, tutoring centers and career enhancement centers. Their compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our part-time teachers is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors;

•	Rental payments for the operation of our school and center properties;

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•	Depreciation and amortization of properties and equipment used in the provision of educational and career enhancement services and accommodation facilities;

•	Utilities used in our schools and center properties and accommodation facilities; and

•	Meals, boarding services, uniforms, transportation and other services for students.

•	K-12 Schools . Cost of revenues for our K-12 Schools segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, and rental payments for our schools, meals, boarding services, uniforms, transportation and other services for students, depreciation and amortization of property and equipment used in the provision of educational services and accommodation facilities and, to a lesser extent, costs of course materials.

•	CP&CE Programs . Cost of revenues for our CP&CE Programs segment primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our centers, and depreciation and amortization of property and equipment used in the provision of educational services.

Gross profit

Gross profit as a percentage of our net revenues was 33.9%, 21.9%, 25.7% and 5.7% in the nine months ended September 30, 2019 and 2020, three months ended September 30, 2019 and 2020, respectively. The decreased gross profit margin for the nine months and three months ended September 30, 2020 compared with the same periods 2019 was mainly due to the decrease of net revenues from CP&CE Programs.

Operating expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The following table sets forth the components of our operating expenses, both in absolute amounts and as a percentage of revenues, for the periods indicated.

	For the nine months ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
Net revenues	410,560	100	358,450	52,794	100
Operating expenses:
Selling and marketing	(40,778)	(9.9)	(37,861)	(5,576)	(10.6)
General and administrative	(140,510)	(34.2)	(127,230)	(18,739)	(35.5)
Research and development	(1,555)	(0.4)	(4,456)	(656)	(1.2)
Impairment loss	(38,754)	(9.4)	(36,699)	(5,405)	(10.2)

Total operating expenses	(221,597)	(53.9)	(206,246)	(30,376)	(57.5)

	For the three months ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
Net revenues	126,556	100	112,708	16,600	100
Operating expenses:
Selling and marketing	（15,607)	(12.3)	(13,655)	(2,011)	(12.1)
General and administrative	(48,116)	(38.0)	(42,987)	(6,331)	(38.1)
Research and development	(1,087)	(0.9)	(1,758)	(259)	(1.6)
Impairment loss	(38,754)	(30.6)	(36,699)	(5,405)	(32.6)

Total operating expenses	(103,564)	(81.8)	(95,099)	(14,006)	(84.4)

Selling and marketing expenses . Our selling and marketing expenses primarily consist of expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purposes. The decrease in selling and marketing expenses was primarily due to stringent expense controls to improve operating efficiency, and partially offset by NewSchool’s expenses.

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General and administrative expenses . Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization of intangibles, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities as well as bad debt provision. Our general and administrative expenses decreased from RMB 140.5 million in the first nine months of 2019 to RMB 127.2 million in the same period of 2020, which was mainly due to the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset by NewSchool’s expenses.

Research and development expenses .. Our research and development expenses primarily consist of compensation, benefits and other headcount-related costs associated with the development of our online education technology platform and courseware and outsourced development costs. The increase was mainly due to more headcounts in the periods.

Impairment loss . Our impairment loss was related to the impairment of goodwill and intangible assets.

Share-based compensation expenses .. The following table sets forth the allocation of our share-based compensation expenses, both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the nine months ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
Allocation of share-based expenses:
General and administrative	(1,382)	100.0	(719)	(106)	100.0

Total share-based expenses	(1,382)	100.0	(719)	(106)	100.0

	For the three months ended September 30,
	2019		2020
	RMB	%	RMB	US$	%
Allocation of share-based expenses:
General and administrative	(244)	100.0	(239)	(35)	100.0

Total share-based expenses	(244)	100.0	(239)	(35)	100.0

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Our predecessor entity, Ambow Education Co., Ltd., adopted the 2010 Equity Incentive Plan in June 2010, which became effective upon completion of our 2010 IPO. On December 21, 2018, we adopted the Amended and Restated 2010 Plan, which became effective upon the approval from the Board of Directors and shareholders. From 2015 to the nine months ended September 30, 2020, we only granted restricted share to our employees. No options were granted. We have adopted the provisions of ASC 718 “Stock Compensation” for the restricted shares we granted. For restricted shares granted to our employees, we record share-based compensation expenses based on the fair value of the award as of the date of grant and amortize the expenses over the vesting periods of the restricted shares.

Taxation

We are a Cayman Islands company and we currently conduct our operations primarily through our subsidiaries in China and our VIEs and their respective subsidiaries. Under the current laws of the Cayman Islands, we and our Cayman Island subsidiaries are not subject to tax on our income or capital gains. In addition, our payment of dividends, if any, is not subject to withholding tax in the Cayman Islands.

Entities incorporated in Hong Kong which are subject to Hong Kong profit tax at a rate of 16.5%.

Entity incorporated in Taiwan is subject to Taiwan profit tax at a rate of 17%.

We operate a number of subsidiaries and through our VIEs, schools, tutoring centers and career enhancement centers in China. The following is a summary of the types and rates of taxation to which our China entities are subject to.

VAT

The PRC government implemented a value-added tax reform pilot program, which replaced the business tax with value-added tax. Since May 2016, the changes from business tax to VAT are expanded to all other service sectors which used to be subject to business tax. The value-added tax rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3% to 5% business tax rate which was applicable prior to the reform.

As of December 31, 2019 and September 30, 2020, the payable balances for VAT were RMB 10.6 million and RMB 3.3 million, respectively.

Business tax

For those schools and college in China providing degree-oriented education services, they are exempted from paying business tax on revenue generated from both these services and any accommodation revenue associated with degree-oriented education. As well as for any revenue generated by schools and college for non-degree-oriented education services, business tax of between 3% and 5% of gross revenues is payable. From May 2016, as the final part of the VAT reform, VAT replaced business tax in all industries, on a nationwide basis. The VAT rates applicable to the subsidiaries and consolidated variable interest entities of the Group ranged from 3% to 6% as compared to the 3% to 5% business tax rate which was applicable prior to the reform.

As of December 31, 2019 and September 30, 2020, the payable balances for business tax were RMB 18.5 million and RMB 17.5 million, respectively.

Income tax

Current income taxes are provided for in accordance with the laws and regulations set out below. Deferred income taxes are recognized when temporary differences exist between the tax bases and their reported amounts in the consolidated financial statements.

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Corporate entities

The PRC Enterprise Income Tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. EIT Law imposes a unified income tax rate of 25% for all resident enterprises in China, including both domestic and foreign invested enterprises.

EIT Law also imposes a withholding income tax rate of 10% on dividends distributed by a foreign invested enterprise, or FIE to its immediate holding company outside of PRC. However, a lower withholding income tax rate of 5% would be applied after the immediate holding company was registered in Hong Kong or other jurisdiction that have a tax treaty or arrangement with PRC and the FIE’s immediate holding company, and satisfies the criteria of a beneficial owner set out in Circular Guoshuihan (2009) No. 601, a circular issued by the State Administration of Taxation on October 27, 2009 on how to understand and identify a beneficial owner in tax treatments. Such withholding income tax was exempted under the previous income tax laws and rules. A joint circular issued by the Ministry of Finance and State Administration of Taxation on February 22, 2008 clarified that the withholding income tax is only to be paid for earnings generated after January 1, 2008. According to the EIT Law and a circular promulgated by the PRC State Administration of Taxation on December 10, 2009, in addition to the withholding income tax on dividends distributed by an FIE, the immediate holding company of an FIE will also be subject to an income tax at the rate of 10% for capital gain realized from transferring the equity interests in such FIE to third parties, and shall file and pay such tax within seven days after the date of the transferring agreement. Furthermore, when the de facto controlling shareholder who controls an FIE through an intermediate controlling entity, “indirectly transfers” the equity interests in such FIE by selling the intermediate controlling entity, such de facto controlling shareholder shall also file with the PRC tax authorities in some cases and may be subject to the PRC corporate income tax for the capital gain realized in such sale.

We have determined that our FIEs in China will not declare any dividends on which withholding tax should be paid and therefore no withholding tax has been accrued on the retained earnings of its FIEs in China.

Private schools

Our private schools, being privately run non-enterprise institutions, acquired in 2008 and 2009 are registered as private schools that either do or do not require a reasonable return. Prior to January 1, 2008, these private schools were subject to income tax determined in accordance with the Law for Promoting Private Education and the 2004 Implementing Rules, as well as the Notice on Tax Policy for Educational Institutions and Notice on Several Preferential Tax Policy jointly issued by the PRC Ministry of Finance and the State Administration of Taxation, collectively referred to as the 2003 Education Law. Under these laws and regulations, private schools not requiring reasonable returns were treated in a similar manner to public schools and were generally not subject to income tax. While it is indicated in the 2004 Implementing Rules that the relevant authorities under the State Council may consider formulating separate preferential tax treatment policies applicable to private schools requiring reasonable returns, no such tax preferential policy has been promulgated yet. As a result, the tax treatment applied to our schools varies among different cities.

Under the EIT Law there are specific criteria that should be met to qualify as a not-for-profit entity that is exempt from corporate income tax, and the preferential corporate income tax policy for education institutions under the 2003 Education Law has been superseded. No detailed implementation guidance has been provided to local tax authorities on how to apply these changes to schools. Some of the schools we have acquired have been able to obtain preferential tax treatment from the local tax authorities or to agree with local tax authorities on a fixed amount of income tax payable for prior years. Where such preferential tax treatment or fixed amount payable has not been confirmed by the tax authorities, we have made a full provision for income taxes payable based on our understanding of the 2003 Education Law and the EIT Law. No provision has been made for interest or late payment fees for such provision.

The determination of our provision for income taxes, particularly for private schools, is subject to uncertainty. The strict application of the EIT Law indicates that certain of our private schools are subject to income tax of 25% after January 1, 2008. For those private schools where the tax authorities have not determined a deemed fixed amount or deemed fixed rate for the purposes of calculating income tax payable, we have assumed that income tax of 25% is payable. However, as of September 30, 2020, no detailed implementation guidance has been provided to local tax authorities on how to apply the EIT Law to private schools. It is possible that, upon the introduction of the detailed implementation guidance, we may find ourselves in a position whereby income tax is not payable for periods prior to the release of the detailed guidance.

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The amount of income tax payable by our PRC subsidiaries, VIEs and schools in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, such PRC subsidiaries, and our effective tax rate depends partially on the extent of each of our subsidiaries’ relative contribution to our consolidated taxable income. If further detailed guidance is issued by the State Administration of Taxation on how to apply the EIT Law to schools, this may also have an impact on the amount of income tax payable by our own schools.

Critical accounting policies and estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. The SEC has defined a company’s critical accounting policies as the ones that are most important to the portrayal of the company’s financial condition and results of operations, and which require the company to make its most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies, which involve the use of estimates, judgments and assumptions that are significant to understanding our results. Although we believe that our estimates, assumptions and judgments are reasonable, they are based upon information presently available. Actual results may differ significantly from these estimates under different assumptions, judgments or conditions.

Basis of consolidation

The consolidated financial statements include the financial statements of the company, its Wholly Owned Foreign Enterprise (“WOFEs”) and its VIEs. We have adopted the guidance of accounting for VIEs, which requires VIEs to be consolidated by the primary beneficiary of the entity. The company and its WOFEs have entered into contractual arrangements with the VIEs and their shareholders, which enable the company to (1) have power to direct activities that most significantly affect the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the company’s consolidated financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

The entities apart from the consolidated VIEs mainly include Beijing Ambow Shengying Education and Technology Co., Ltd. (“Ambow Shengying”), Beijing Ambow Chuangying Education and Technology Co., Ltd. (“Ambow Chuangying”), Beijing BoheLe Science and Technology Co. Ltd. (“BoheLe”), Ambow Education Inc., Ambow BSC Inc., Bay State College, Ambow NSAD Inc., NewSchool, four holding companies registered in Cayman and six holding companies registered in Hong Kong. Assets and liabilities of these entities mainly include cash and current accounts balances of inter-group financing and transactions. Except for Bay State College and NewSchool (“U.S. colleges”), operations of these entities are mainly inter-group financing and business management.

The separated VIE and Non-VIE financial information as of December 31, 2019 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Cash and cash equivalent	94,967	62,633	-	157,600
Inter-Group balances due from VIEs/Non VIEs	1,881,047	2,697,862	(4,578,909)	-
Other current assets	213,126	28,914	-	242,040
Non-current assets	376,291	244,868	-	621,159
Total Assets	2,565,431	3,034,277	(4,578,909)	1,020,799
Inter-Group balances due to VIEs/Non VIEs	2,879,536	1,720,967	(4,600,503)	-
Other current liabilities	527,330	81,654	-	608,984
Non-current liabilities	120,445	127,774	-	248,219
Total Liabilities	3,527,311	1,930,395	(4,600,503)	857,203
Equity	(961,880)	1,103,882	21,594	163,596

Confidential Draft

The separated VIE and Non-VIE net revenues and net loss during the nine months ended September 30, 2019 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Net Revenues	347,041	63,519	-	410,560
Net Loss	(44,678)	(43,380)	-	(88,058)

The separated VIE and Non-VIE financial information during the first nine months ended September 30, 2020 was as follows (in RMB thousands):

	VIEs Consolidated	Non-VIEs Consolidated	Inter- company Elimination	Group Consolidated
Cash and cash equivalent	60,014	26,058	-	86,072
Inter-Group balances due from VIEs/Non VIEs	1,878,104	2,631,995	(4,510,099)	-
Other current assets	344,804	69,331	-	414,135
Non-current assets	314,684	271,716	-	586,400
Total Assets	2,597,606	2,999,100	(4,510,099)	1,086,607
Inter-Group balances due to VIEs/Non VIEs	2,849,648	1,681,658	(4,531,306)	-
Other current liabilities	608,125	109,206	-	717,331
Non-current liabilities	114,918	155,427	-	270,345
Total Liabilities	3,572,691	1,946,291	(4,531,306)	987,676
Equity	(975,085)	1,052,809	21,207	98,931
Net Revenues	273,956	84,494	-	358,450
Net Loss	(71,079)	(3,649)	-	(74,728)

Revenue recognition

We have adopted ASC 606 Revenue from Contracts with Customers using the modified retrospective transition method from January 1, 2018. Our revenue is generated from delivering educational programs and services and intellectualized operational services.

The core principle of ASC 606 is that an entity recognizes revenue when control of the promised goods or services is transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that principal, the Group applies the following steps:

Step 1: Identify the contract(s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Confidential Draft

We have two reportable segments: 1) K-12 Schools, 2) CP&CE. K-12 schools provide K-12 full curriculums educational services to pre-school children, primary and secondary students in China. CP&CE Programs offer tutoring services to pre-school children, primary and secondary students, provide vocational education services to undergraduate students in partner colleges, provide boarding and accommodation services to partner colleges or corporate customers, provide short term outward bound and in-house training services to corporate clients, and provide intellectualized operational services to corporate clients, colleges and universities. Our U.S. colleges under CP&CE Programs offers career-focused post-secondary educational services to undergraduate students in U.S.

For individual customers including pre-school children, primary and secondary students and undergraduate students, usually there are no written formal contracts between us and the students according to business practice. Records with student’s name, grades, tuition and fee collected are signed or confirmed by students. Academic requirements and each party’s rights are communicated with students through enrollment brochures or daily teaching and academic activities. For colleges and corporate clients, there are written formal contracts with these customers which recorded service fee, service period, each party’s rights and obligations and payment terms.

For individual customers including pre-school children, primary and secondary students and undergraduate students, our performance obligations are to provide acknowledged academic education from kindergarten till grade twelve to school-aged students within academic years, extracurricular tutoring services and post-secondary education with Associates and Bachelor’s programs within agreed-upon periods respectively. For college and corporate customers, our performance obligations are to provide customized vocational educational services to college students within academic years; or to provide boarding and accommodation services to customers for agreed-upon periods; or to provide short term outward bound and in-house training services to corporate clients within agreed-upon periods; or to provide intellectualized operational services and warranty of agreed period of time.

For individual customers including pre-school children, primary and secondary students and undergraduate students, transaction price of each customer is the tuition and fee received normally up front. For college and corporate customers, transaction price of each customer is the service fee defined in the contract, net of value added tax, and would be received either up front or within payment terms depending on each contract. Circumstances like other variable consideration, significant financing component, noncash consideration, consideration payable to a customer did not exist.

For individual, college and corporate customers, we identify one performance obligation. The transaction prices are allocated to the one performance obligation. For intellectualized operational services to corporate customers, we identify two distinct performance obligations, which is to provide intellectualized operational services and warranty, since customers obtain different benefits from the two services separately and these two services are usually quoted to customers with stand-alone prices, which are determined by cost of services plus certain amount of profit. The transaction price from the contract is allocated according to stand-alone selling prices of each obligation.

For individual customers including pre-school children, primary and secondary students and undergraduate students, we satisfy performance obligations to students over time, and recognizes revenue according to tutoring hours or school days consumed in each month of a semester. For vocational education services, outbound and in-house training services, and boarding and accommodation services to college and corporate customers, we satisfy performance obligations to customers over time, and recognizes revenue according to the number of months within the academic year, or training days consumed in each month, or boarding service days within each month. For intellectualized operational service to corporate clients, we satisfy performance obligations to customers over time, use the cost-based input method to depict its performance in transferring control of services promised to the clients. Such input measure is determined by the proportional relation of the contract costs incurred to date relative to the estimated total contract costs at completion. For performance obligation of warranty, the change of control would be transferred to the customer over time. Accordingly, we recognize revenue using a straight line method within the whole warranty period.

Confidential Draft

Intangible assets, net

Intangible assets represent brand, software, trade name, student population, corporative agreement, customer relationship, license, trademark, workforce and non-compete agreement. The software was initially recorded at historic acquisition costs or cost directly incurred to develop the software during the application development stage that can provide future benefits, and amortized on a straight-line basis over estimated useful lives.

Other finite lived intangible assets are initially recorded at fair value when acquired in a business combination, in which the finite intangible assets are amortized on a straight-line basis except student populations and customer relationships, which are amortized using an accelerated method to reflect the expected departure rate over the remaining useful life of the asset. We review identifiable amortizable intangible assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Determination of recoverability is based on the lowest level of identifiable estimated undiscounted cash flows resulting from use of the asset and its eventual disposition. Measurement of any impairment loss is based on the excess of the carrying value of the asset over its fair value. The intangible assets have original estimated useful lives as follows:

Software	2 years to 10 years
Student populations	1.8 years to 15 years
Cooperative agreements	1.3 years to 10 years
License	10 years
Trademark	3 years
Workforce	2 years
Trade names	Indefinite
Brand	Indefinite
Accreditation	10 years

We have determined that trade names have the continued ability to generate cash flows indefinitely. There are no legal, regulatory, contractual, economic or other factors limiting the useful life of the respective trade names. Consequently, the carrying amounts of trade names are not amortized but are tested for impairment annually in the third quarter or more frequently if events or circumstances indicate that the assets may be impaired. Such impairment test consists of a comparison of the fair values of the trade names with their carrying amounts and an impairment loss is recognized if and when the carrying amounts of the trade names exceed their fair values.

We performed impairment testing of indefinite-lived intangible assets in accordance with ASC 350, which requires an entity to evaluate events and circumstances that may affect the significant inputs used to determine the fair value of the indefinite-lived intangible assets when performing qualitative assessment. When these events occur, the Group estimates the fair value of these trade names with the Relief from Royalty method (“RFR”), which is one of the income approaches. RFR method is generally applied for assets that frequently licensed in exchange for royalty payments. As the owner of the asset is relieved from paying such royalties to a third party for using the asset, economic benefit is reflected by notional royalty savings. An impairment loss is recognized for any excess in the carrying value over the fair value of trade names.

Goodwill

Goodwill represents the future economic benefits arising from other assets acquired in a business combination or an acquisition by a not-for-profit entity that are not individually identified and separately recognized. Goodwill acquired in a business combination is tested for impairment at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. The Group performed impairment analysis on goodwill as of September 30 every year either beginning with a qualitative assessment, or starting with the quantitative assessment instead. The quantitative goodwill impairment test compares the fair values of each reporting unit to its carrying amount, including goodwill. A reporting unit constitutes a business for which discrete profit and loss financial information is available. The fair value of each reporting unit is established using a combination of expected present value of future cash flows. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Confidential Draft

Determining when to test for impairment, our reporting units, the fair value of a reporting unit and the fair value of assets and liabilities within a reporting unit, requires judgment and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions and determination of appropriate market comparable. We base fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain.

Significant changes in the economic characteristics of components or reorganization of an entity’s reporting structure can sometimes result in a re-assessment of the affected operating segment and its components to determine whether reporting units need to be redefined where the components are no longer economically similar.

Future changes in the judgments and estimates underlying the company’s analysis of goodwill for possible impairment, including expected future cash flows and discount rate, could result in a significantly different estimate of the fair value of the reporting units and could result in additional impairment of goodwill.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, we measure impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets, using the expected future discounted cash flows.

Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net of operating loss carry forwards and credits, by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not some portion or all of the deferred tax assets will not be realized. Income taxes are provided for in accordance with the laws of the relevant taxing authorities.

We do not record PRC withholding tax expense for foreign earnings which we plan to reinvest to expand our PRC operations. We considered business plans, planning opportunities and expected future outcomes in assessing the needs for future expansion and support of our operations. If our business plans change or our future outcomes differ from our expectations, PRC withholding tax expense and our effective tax rate could increase or decrease in that period.

We adopted the guidance on accounting for uncertainty in income taxes, which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These reserves are established when we believe that certain positions might be challenged despite its belief that its tax return positions are in accordance with applicable tax laws. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, new tax legislation, or the change of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate.

Confidential Draft

Lease

We adopted Accounting Standards Update (“ASU”) 2016-02 Leases (“ASC 842”) as of January 1, 2019, using the non-comparative transition option pursuant to ASU 2018-11. We elected the package of practical expedients permitted under the transition guidance within the new standard, which among others things (i) allowed us to carry forward the historical lease classification; (ii) did not require us to reassess whether any expired or existing contracts are or contain leases; (iii) did not require us to reassess initial direct costs for any existing leases.

We identify lease as a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. For all operating leases except for short-term leases, we recognize operating right-of-use assets and operating lease liabilities. Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term. For finance lease, we recognize finance lease right-of-use assets. The operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using our incremental borrowing rate over a similar term of the lease payments at lease commencement. Some of the Group’s lease agreements contain renewal options; however, the Group do not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Group is reasonably certain of renewing the lease at inception or when a triggering event occurs. The right-of-use assets consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Operating lease

When none of the criteria of finance lease are met, a lessee shall classify the lease as an operating lease.

Finance lease

We classify a lease as a finance lease when the lease meets any of the following criteria at lease commencement:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;

c.	The lease term is for the major part of the remaining economic life of the underlying asset;

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments in accordance with ASC 842 paragraph 842-10-30-5(f) equals or exceeds substantially all of the fair value of the underlying asset;

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Share-based compensation

We grant restricted shares to our employees and directors. Cost of employee services received is measured at the grant-date using the fair value of the equity instrument issued net of an estimated forfeiture rate, and therefore only recognizes compensation costs for those shares expected to vest over the service period of the award. Share-based compensation expense is recorded on a straight-line basis over the requisite service period, generally ranging from one year to four years.

Forfeitures are estimated at the time of grant and revised in the subsequent periods if actual forfeitures differ from those estimates.

Confidential Draft

Foreign currency translation and transactions

We use RMB as our reporting currency. The functional currency of our company and the subsidiaries incorporated in the Cayman Islands, United States, Hong Kong and the British Virgin Islands is US$, the functional currency of our VIE incorporated in Taiwan is TWD, while the functional currency of the other entities of our company is RMB. An entity’s functional currency is the currency of the primary economic environment in which it operates, normally that is the currency of the environment in which it primarily generates and expends cash. We considered various indicators, such as cash flows, sales price, market expenses, financing and inter-company transactions and arrangements in determining an entity’s functional currency.

In the consolidated financial statements, the financial information of our company and its subsidiaries, which use US$ and TWD as their functional currencies, has been translated into RMB. Assets and liabilities are translated from each subsidiary’s functional currency at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the statement of shareholders’ equity and comprehensive income.

Foreign currency transactions denominated in currencies other than functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-measured at the applicable rates of exchange in effect at that date. Foreign exchange gains and losses resulting from the settlement of such transactions and from re-measurement at year-end are recognized in foreign currency exchange gain/loss, net on the consolidated statement of operations.

Results of operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We believe that period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

Summary of Consolidated Statements of Operations

	For the nine months ended September 30,			For the three months ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
NET REVENUES:
- Educational programs and services	409,367	358,098	52,742	126,729	112,439	16,560
- Intellectualized operational services	1,193	352	52	(173)	269	40
Total net revenues	410,560	358,450	52,794	126,556	112,708	16,600
COST OF REVENUES:
- Educational programs and services (1)	(265,454)	(277,683)	(40,898)	(92,934)	(105,359)	(15,518)
- Intellectualized operational services	(5,818)	(2,340)	(345)	(1,109)	(882)	(130)
Total cost of revenues	(271,272)	(280,023)	(41,243)	(94,043)	(106,241)	(15,648)
GROSS PROFIT	139,288	78,427	11,551	32,513	6,467	952
Operating expenses:
Selling and marketing (1)	(40,778)	(37,861)	(5,576)	(15,607)	(13,655)	(2,011)
General and administrative (1)	(140,510)	(127,230)	(18,739)	(48,116)	(42,987)	(6,331)
Research and development (1)	(1,555)	(4,456)	(656)	(1,087)	(1,758)	(259)
Impairment loss	(38,754)	(36,699)	(5,405)	(38,754)	(36,699)	(5,405)
Total operating expenses	(221,597)	(206,246)	(30,376)	(103,564)	(95,099)	(14,006)
OPERATING LOSS	(82,309)	(127,819)	(18,825)	(71,051)	(88,632)	(13,054)
OTHER INCOME	5,283	55,490	8,174	1,878	4,542	668
Loss before income tax and non-controlling interest	(77,026)	(72,329)	(10,651)	(69,173)	(84,090)	(12,386)
Income tax expense	(11,032)	(2,399)	(353)	(3,634)	(776)	(114)
NET LOSS	(88,058)	(74,728)	(11,004)	(72,807)	(84,866)	(12,500)
Less: Net (loss)/income contributable to non-controlling interest	(269)	(1,040)	(153)	4	(332)	(49)
NET LOSS ATTRIBUTABLE TO AMBOW EDUCATION HOLDING LTD.	(87,789)	(73,688)	(10,851)	(72,811)	(84,534)	(12,451)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	(87,789)	(73,688)	(10,851)	(72,811)	(84,534)	(12,451)

(1)	Includes depreciation and amortization of RMB 17.7 million and RMB 25.5 million (US$ 3.8 million) for the nine months ended September 30, 2019 and 2020, respectively; RMB 5.9 million and RMB 10.0 million (US$ 1.5 million) for the three months ended September 30, 2019 and 2020, respectively.

Confidential Draft

Nine months ended September 30, 2020 compared with nine months ended September 30, 2019

Net revenues . Our net revenues decreased by 12.7% to RMB 358.5 million (US$ 52.8 million) in the first nine months ended September 30, 2020 from RMB 410.6 million in the same period of 2019. The decrease was mainly caused by fewer boarding and other ancillary services provided for K-12 schools as result of temporary COVID-19 related campus closures in the first half of 2020 and fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the revenue from NewSchool, which was acquired in March 2020.

Cost of revenues . Our cost of revenues increased by 3.2% to RMB 280.0 million (US$ 41.2 million) in the first nine months of 2020 from RMB 271.3 million in the same period of 2019. The increase mainly came from cost of NewSchool which was acquired in the period, and netted off with less cost caused by the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency.

Gross profit . Gross profit as a percentage of our net revenues decreased to 21.9% in the first nine months of 2020 from 33.9% in the same period of 2019. The decrease was mainly due to the decrease in net revenues from CP&CE Programs.

Operating expenses . Our total operating expenses decreased by 6.9% to RMB 206.2 million (US$ 30.4 million) in the nine months ended September 30, 2020 from RMB 221.6 million in the same period of 2019. This decrease was mainly due to lower expenditures due to the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency, and partially offset by operating expenses related to NewSchool.

•	Selling and marketing expenses . Our selling and marketing expenses decreased by 7.1% to RMB 37.9 million (US$ 5.6 million) in the first nine months of 2020 from RMB 40.8 million in the same period of 2019. The decreases was mainly due to stringent expense controls to improve operating efficiency.

•	General and administrative expenses . Our general and administrative expenses decreased by 9.5% to RMB 127.2 million (US$ 18.7 million) in the first nine months of 2020 from RMB 140.5 million in the same period of 2019. The decrease was mainly from lower expenditures due to the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency.

•	Research and development expenses . Our research and development expenses increased by 181.3% to RMB 4.5 million (US$ 0.7 million) in the first nine months of 2020 from RMB 1.6 million in the first same period of 2019. It was mainly caused by more spending on headcounts.

Confidential Draft

Other income, net. We recorded net other income of RMB 55.5 million (US$ 8.2 million) in the first nine months of 2020, compared to net other income of RMB 5.3 million in the same period of 2019. The increase was mainly due to RMB 40.3 million gain on the bargain purchase from acquisition of NewSchool in the first nine months of 2020.

Income tax expense . Our income tax expense decreased to RMB 2.4 million (US$ 0.4 million) in the first nine months of 2020 from RMB 11.0 million in the same period of 2019.

Net loss . According to above mentioned factors, our net loss decreased to RMB 74.7 million (US$ 11.0 million) in the first nine months of 2020 from loss of RMB 88.1 million in the same period of 2019.

Three months ended September 30, 2020 compared with three months ended September 30, 2019

Net revenues . Our net revenues decreased by 11.0% to RMB 112.7 million (US$16.6 million) in the three months ended September 30, 2020 from RMB 126.6 million in the same period of 2019. The decrease was mainly caused by fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the increase in the revenue from K-12 schools driven by higher enrollment and the revenue from NewSchool which was acquired in March 2020.

Cost of revenues . Our cost of revenues increased by 13.0% to RMB 106.2 million (US$15.6 million) in the three months ended September 30, 2020 from RMB 94.0 million in the same period of 2019. The increase was mainly from the cost from NewSchool.

Gross profit . Gross profit as a percentage of our net revenues decreased to 5.7% in the three months ended September 30, 2020 from 25.7% in the same period of 2019. The decrease was mainly from the decrease of net revenues from CP&CE Programs.

Operating expenses . Our total operating expenses decreased by 8.2% to RMB 95.1 million (US$14.0 million) in the three months ended September 30, 2020 from RMB 103.6 million in the same period of 2019. This decrease was mainly due to stringent expense controls to improve operating efficiency, and partially offset by operating expenses related to NewSchool.

•	Selling and marketing expenses . Our selling and marketing expenses decreased by 12.2% to RMB 13.7 million (US$2.0 million) in the three months ended September 30, 2020 from RMB 15.6 million in the same period of 2019. The decreases were mainly due to stringent expense controls to improve operating efficiency.

•	General and administrative expenses . Our general and administrative expenses decreased by 10.6% to RMB 43.0 million (US$6.3 million) in the three months ended September 30, 2020 from RMB 48.1 million in the same period of 2019. The decrease was mainly due to stringent expense controls to improve operating efficiency.

•	Research and development expenses . Our research and development expenses increased by 63.6% to RMB 1.8 million (US$0.3 million) in the three months ended September 30, 2020 from RMB 1.1 million in the same period of 2019. It was mainly caused by more spending on headcounts.

Confidential Draft

Other income, net. We recorded net other income of RMB 4.5 million (US$0.7 million) in the three months ended September 30, 2020, compared to net other income of RMB 1.9 million in the same period of 2019. The increase was mainly from interest income.

Income tax expense. Our income tax expense decreased to RMB 0.8 million (US$0.1 million) in the three months ended September 30, 2020 from RMB 3.6 million expense in the same period of 2019.

Net loss. According to above mentioned factors, our net loss increased to RMB 84.9 million (US$12.5 million) in the three months ended September 30, 2020 from RMB 72.8 million in the same period of 2019.

Discussion of segment operations

The Group offers a wide range of educational and career enhancement services and products focusing on improving educational opportunities for primary and advanced degree school students and employment opportunities for university graduates.

The Group’s chief operating decision maker (“CODM”) has been identified as the CEO who reviews the financial information of separate operating segments when making decisions about allocating resources and assessing performance of the Group. The management classified the reportable segments into two segments: 1) K-12 schools, 2) CP&CE Programs.

The following table lists our net revenues, cost of revenues, gross profit and gross margin by our reportable segments for the periods indicated:

	For the nine months ended September 30,			For the three months ended September 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Consolidated Statement of Operations Data:
Net revenues:
K-12 Schools	203,214	185,766	27,360	52,256	58,966	8,685
CP&CE Programs	207,346	172,684	25,434	74,300	53,742	7,915
Total net revenues of reportable segments and the company	410,560	358,450	52,794	126,556	112,708	16,600
Cost of revenues:
K-12 Schools	(128,887)	(119,972)	(17,670)	(38,794)	(45,430)	(6,692)
CP&CE Programs	(142,385)	(160,051)	(23,573)	(55,249)	(60,811)	(8,956)
Total costs of revenues of reportable segments and the company	(271,272)	(280,023)	(41,243)	(94,043)	(106,241)	(15,648)
Gross profit (loss)
K-12 Schools	74,327	65,794	9,690	13,462	13,536	1,993
CP&CE Programs	64,961	12,633	1,861	19,051	(7,069)	(1,041)
Total gross profit of reportable segments and the company	139,288	78,427	11,551	32,513	6,467	952
Gross margin
K-12 Schools	36.6%	35.4%	35.4%	25.8%	22.9%	22.9%
CP&CE Programs	31.3%	7.3%	7.3%	25.6%	(13.2)%	(13.2)%
Total gross margin of reportable segments and the company	33.9%	21.9%	21.9%	25.7%	5.7%	5.7%

Confidential Draft

Nine months ended September 30, 2020 compared with nine months ended September 30, 2019

K-12 Schools

Net revenues from our K-12 Schools segment decreased to RMB 185.8 million (US$ 27.4 million) in the first nine months of 2020 from RMB 203.2 million in the same period of 2019. The decrease was primarily fewer boarding and other ancillary services provided for K-12 schools as result of temporary COVID-19 related campus closures in the first half of 2020.

Cost of revenues from our K-12 Schools segment decreased to RMB 120.0 million (US$ 17.7 million) in the first nine months of 2020 from RMB 128.9 million in the same period of 2019. The decrease was primarily due to lower teaching and supporting cost as result of temporary COVID-19 related campus closures in the first half of 2020.

Gross profit as a percentage of our net revenues from our K-12 Schools segment was 35.4% in the first nine months of 2020 and 36.6% in the same period of 2019. The change in the gross profit margin was insignificant.

CP&CE Programs

Net revenues from our CP&CE Programs segment decreased to RMB 172.7 million (US$ 25.4 million) in the first nine months of 2020 from RMB 207.3 million in the same period of 2019. The decrease was mainly caused by fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the revenue from NewSchool which was acquired in March 2020.

Cost of revenues in our CP&CE Programs segment increased to RMB 160.1 million (US$ 23.6 million) in the first nine months of 2020 from RMB 142.4 million in the same period of 2019, which was mainly from NewSchool, and netted off by certain decrease of cost due to the temporary suspension of operations at training offices and tutoring centers in the period as a part of the national pandemic containment efforts, as well as stringent expense controls to improve operating efficiency.

Gross profit as a percentage of our net revenues from our CP&CE Programs segment was 7.3% in the first nine months of 2020 and 31.3% in the same period of 2019. The decrease in gross margin was mainly due to the decrease of net revenue.

Three months ended September 30, 2020 compared with three months ended September 30, 2019

K-12 Schools

Net revenues from our K-12 Schools segment increased to RMB 59.0 million (US$ 8.7 million) in the three months ended September 30, 2020 from RMB 52.3 million in the same period of 2019. The increase was primarily driven by increased student enrollment in K-12 schools for the 2020-2021 academic year.

Cost of revenues from our K-12 Schools segment increased to RMB 45.4 million (US$ 6.7 million) in the three months ended September 30, 2020 from RMB 38.8 million in the same period 2019. The increase was primarily from higher compensation caused by the extended spring semester than the last year because of the pandemic.

Gross profit as a percentage of our net revenues from our K-12 Schools segment was 22.9% in the three months ended September 30, 2020 and 25.8% in the same period of 2019. The change in the gross profit margin was from the increase of cost of revenues.

CP&CE Programs

Net revenues from our CP&CE Programs segment decreased to RMB 53.7 million (US$ 7.9 million) in the three months ended September 30, 2020 from RMB 74.3 million in the same period of 2019. The decrease was mainly caused by fewer services provided at the Company’s tutoring centers, training offices and college campuses. This was partially offset by the revenue from NewSchool which was acquired in March 2020.

Confidential Draft

Cost of revenues in our CP&CE Programs segment increased to RMB 60.8 million (US$ 9.0 million) in the three months ended September 30, 2020 from RMB 55.2 million in the same period of 2019, which mainly caused by the cost of revenue from NewSchool.

Gross profit as a percentage of our net revenues from our CP&CE Programs segment was (13.2)% in the three months ended September 30, 2020 and 25.6% in the same period of 2019. The decrease in gross margin was mainly due to the decrease of net revenues.

B.	Liquidity and Capital Resources

As of September 30, 2020, our consolidated current liabilities exceeded our consolidated current assets by RMB 217.1 million. Our consolidated net assets were amounting to RMB 98.9 million as of September 30, 2020.

Our principal sources of liquidity have been cash provided by operating activities. We have net cash provided by operating activities in RMB 42.2 million and RMB 37.6 million for the nine months ended September 30, 2020 and 2019, respectively. The cash inflow in the nine months ended September 30, 2020 was mainly attributable to the tuition and fees collected at K-12 schools for the fall semester of the 2020-2021 academic year, and deferred revenue collected from our colleges for the fall semester of 2020. As of September 30, 2020, we had RMB 86.1 million in unrestricted cash and cash equivalents. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. As of September 30, 2020, we had RMB 60.0 million in unrestricted cash and cash equivalents from VIEs.

Our operating results for future periods are subject to numerous uncertainties and it is uncertain if we will be able to achieve a net income position for the foreseeable future. If management is not able to increase revenue and/or manage cost and operating expenses in line with revenue forecasts, we may not be able to achieve profitability.

From the beginning of 2020, in response to the global spread of a novel coronavirus pandemic, also known as COVID-19, businesses and schools in China have been suspended since the end of January 2020 as part of quarantine measures to contain the pandemic. Our K-12 schools, tutoring centers and training offices in China have been closed since then. With the excellent control of the pandemic in China, our K-12 schools have gradually returned to operation from May 2020, and all of our tutoring centers and training offices went into full business operation from August 2020. Yet the pandemic in U.S. is still critical. Bay State College and NewSchool in U.S. has moved all courses online, including certain classes in a hybrid model (online and on campus together), in response to social distancing needs and precautionary measures. The pandemic may adversely affect our liquidity resources, including but not limited to delayed collection of tuition and fees.

We had approximately RMB 182.6 million and RMB 30.0 million short term investments, available for sale and short term investments, held to maturity as of September 30, 2020, which was held as short-term investments to be liquid on the expiration date before the end of 2021. Besides, according to our historical experience and knowledge, the management believed that certain current liabilities could be delayed for cash payment through arrangements.

Historically, we have addressed liquidity requirements through a series of cost reduction initiatives, debt borrowings, equity financing and the sale of subsidiaries and other non-performing assets. In October 2020, we have completed a registered direct offering. The net proceeds from the offering is around US$ 5.3 million. Bay State College has obtained a bank loan in US$ 1.5 million under the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act on May 1, 2020. We have remaining line of credit in RMB 20.0 million from Bank of Huaxia as of September 30, 2020. In 2020, we have taken a series of measures to respond to the negative impact from the pandemic, including offering online programs and services, cutting down compensation cost, reducing other costs and expenses for savings, and negotiating for relief or postpone of rentals for certain period of time etc. Meanwhile we keep expanding existing business, exploring innovation in service portfolio, investing in new technology to build up education service platforms, improving operation efficiency and profitability, and enhancing our internal control procedures. From the rest of 2021 and onwards, we are focusing on the development of core cash-generating business and will implement more stringent cost and expense controls than previous years, including but not limited to cut down numbers of employees, require strict pre-purchase application and approval, suspend certain business consuming more cash than earned, implement comprehensive budget control and operation assessment, implement enhanced vendor review and selection processes as well as enhance internal controls on payable management, create synergy of our resources, and put forward efforts to pursue historical receivables. There are no liquidity concerns noted in the next 12 months according to our cash flow projection.

Confidential Draft

We believe that available cash and cash equivalents, short term investments, available for sale and short term investments, held to maturity, cash provided by operating activities, together with cash available from the activities mentioned above, should enable us to meet presently anticipated cash needs for at least the next 12 months after the date that the financial statements are issued and we have prepared the consolidated financial statements on a going concern basis. However, we continue to have ongoing obligations and we expect that we will require additional capital in order to execute its longer-term business plan. If we encounter unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity, which could include, but not necessarily be limited to, initiating additional public offerings, curtailing our business development activities, suspending the pursuit of its business plan, obtaining credit facilities, controlling overhead expenses and seeking to further dispose of non-core assets. Management cannot provide any assurance that we will raise additional capital if needed.

Condensed summary of our cash flows

	For the nine months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	37,610	42,209	6,217
Net cash used in investing activities	(106,614)	(119,381)	(17,583)
Net cash (used in)/provided by financing activities	(41,179)	20,409	3,006
Effects of exchange rate changes on cash, cash equivalents and restricted cash	577	(1,144)	(168)
Net change in cash, cash equivalents and restricted cash	(109,606)	(57,907)	(8,528)
Cash, cash equivalents and restricted cash at beginning of periods	241,508	157,600	23,211
Cash, cash equivalents and restricted cash at end of periods	131,902	99,693	14,683

Operating activities

Net cash provided by operating activities amounted to RMB 104.2 million (US$ 15.3 million) in the three months ended September 30, 2020, as compared to RMB 44.1 million in the same period of 2019. Net cash provided by operating activities of RMB 42.2 million (US$ 6.2 million) in the nine months ended September 30, 2020, as compared to RMB 37.6 million in the same period of 2019.

Investing activities

Net cash used in investing activities amounted to RMB 119.4 million (US$ 17.6 million) in the nine months ended September 30, 2020 as compared to RMB 106.6 million net cash outflow in the same period of 2019.

Net cash used in investing activities in the nine months ended September 30, 2020 was mainly attributable to purchase of available-for-sale investments of RMB 279.0 million (US$ 41.1 million), purchase of held-to-maturity investments of RMB 75.0 million (US$ 11.0 million), loan to third party of RMB 22.1 million (US$ 3.3 million), purchase of other non-current assets of RMB 3.4 million (US$ 0.5 million), purchase of property and equipment of RMB 4.0 million (US$ 0.6 million), and prepayment for leasehold improvement of RMB 2.4 million (US$ 0.4 million), partially offset by proceed from available-for-sale investments of RMB 153.0 million (US$ 22.5 million), proceed from held-to-maturity investments of RMB 76.0 million (US$ 11.2 million), and purchase of subsidiaries, net of cash acquired, of RMB 37.6 million (US$ 5.5 million).

Confidential Draft

Net cash used in investing activities in the nine months ended September 30, 2019 was mainly attributable to purchase of available-for-sale investments of RMB 181.0 million, purchase of held-to-maturity investments of RMB 356.0 million, purchase of other non-current assets of RMB 51.8 million, purchase of property and equipment of RMB 4.2 million, and prepayment for leasehold improvement of RMB 3.4 million, payment as result of disposal of subsidiaries of RMB 25.5 million, partially offset by proceed from available-for-sale investments of RMB 118.0 million, proceed from held-to-maturity investments of RMB 355.0 million, and collection of loan receivables of RMB 42.7 million.

Financing activities

Our financing activities consist primarily of borrowings. Net cash provided by financing activities amounted to RMB 20.4 million (US$ 3.0 million) in the nine months ended September 30, 2020, as compared to net cash used in financing activities of RMB 41.2 million in the same period of 2019.

Net cash provided by financing activities in the nine months ended September 30, 2020 was attributable to short-term borrowings amounted to RMB 20.4 million (US$ 3.0 million).

Net cash used in financing activities in the nine months ended September 30, 2019 was attributable to repayment of borrowing from third party amounted to RMB 41.2 million.

Short-term borrowings

During the first nine months of 2020, we and our affiliated entities entered into various loan agreements in the aggregate amount of RMB 20.0 million (US$ 2.9 million) with terms less than one year. As at September 30, 2020, we haven’t repaid the borrowing of RMB 20.0 million (US$ 2.9 million).

Short-term borrowings consisted of the following:

		As of December 31,	As of September 30,
	Maturities	2019	2020
		RMB	RMB
		(In thousands)
Short-term borrowings	September 2021	-	20,013

The weighted average interest rate of the borrowings outstanding was nil and 1.6% per annum as of December 31, 2019 and September 30, 2020. The fair values of the borrowings approximate their carrying amounts. The weighted average borrowings for the year ended December 31, 2019 and the nine months ended September 30, 2020 was 10.6 million and RMB 6.7 million, respectively.

The borrowings incurred interest expenses were nil and RMB 0.1 million for the year ended December 31, 2019 and the nine months ended September 30, 2020.

We have mortgaged our officer properties at Beijing to obtain certain short-term borrowing in the nine months ended September 30, 2020. Refer to Note 9 Short-Term Borrowings for further information.

Capital expenditures

Our capital expenditures were RMB 7.8 million and RMB 6.4 million (US$ 0.9 million) in the nine months ended September 30, 2019 and 2020, respectively. These capital expenditures were incurred primarily for investments in property, facilities, equipment, leasehold improvement and technology.

Confidential Draft

Holding company structure

We conduct our operations primarily through our wholly-owned subsidiary in China, Ambow Shengying, Ambow Chuangying, Bohele, Ambow Education Management (Hong Kong) Limited (“Ambow Education Management”) and their affiliated entities, which we collectively refer to as our VIEs and their respective subsidiaries.

As a result, our ability to pay dividends and to finance any debt we may incur depends primarily upon dividends paid by Ambow Shengying, Ambow Chuangying, BoheLe, Ambow Education Management and fees paid by Ambow Sihua, Ambow Shanghai, Ambow Shida, Beijing Le’An Operational Management Co., Ltd. (“Beijing Le’An”), Ambow Rongye, Ambow Zhixin and IValley and their subsidiaries to Ambow Shengying, Ambow Chuangying, Bohele and Ambow Education Management for sales of services and products. Fees paid by VIEs and subsidiaries are mainly for sales of services. The aggregate amount that VIEs and subsidiaries had paid to Ambow Shengying, Ambow Chuangying, Bohele and Ambow Education Management were insignificant for the reporting period, and the aggregate amount of fees payable from the VIE and subsidiaries to Ambow Shengying, Ambow Chuangying, Bohele and Ambow Education Management were insignificant for the reporting period.

If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries incorporated as companies may only distribute dividends after they have made allowances to fund certain statutory reserves. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of the companies.

Ambow Sihua, Ambow Shanghai, Ambow Shida, Ambow Rongye and Ambow Zhixin own and/or operate private schools, tutoring and career enhancement centers in China. At the end of each fiscal year, every private school in China is required to allocate a certain amount to its development fund for the construction or maintenance of the school or procurement or upgrade of educational equipment. In the case of a private school that requires reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of four of our private schools that do not require reasonable returns, this amount shall be equivalent to no less than 25% of the annual increase in the net assets of the school (as determined under the generally accepted accounting principles of the PRC), if any. Pursuant to an amendment to The Law for Promoting Private Education on November 7, 2016, which will go into effect on September 1, 2017, sponsors of for-profit private schools are entitled to retain the profits from their schools and the operating surplus may be allocated to the sponsors pursuant to the PRC company law and other relevant laws and regulations.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. Although we were not materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

C.	Research and Development, Patents and Licenses

We have an in-house research and development team with 53 full-time software and educational professionals as of September 30, 2020 to develop and update our educational content based on the latest official local government curriculum of each of our specific subjects. We integrate the best content from our acquired schools, tutoring centers and career enhancement centers into our qualified content database and then introduce it to our nationwide student user base. In the three months ended September 30, 2019 and 2020, and nine months ended September 30, 2019 and 2020, we spent RMB 1.1 million, RMB 1.8 million (US$ 0.3 million), RMB 1.6 million and RMB 4.5 million (US$ 0.7 million), respectively, on research and development expenses.

Confidential Draft

D.	Trend Information

For a discussion of significant recent trends in our financial condition and results of operations, please see “A Operating and Financial Review and Prospects—Operating Results” and “B Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

E.	Off-balance sheet arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

There were no new off-balance sheet arrangements as of December 31, 2019 and September 30, 2020.

F.	Contractual Obligations

The following table presents a summary of our contractual obligations and payments, by period, as of September 30, 2020.

	Payments Due by Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	More than 5 Years
	RMB	RMB	RMB	RMB	RMB
	(in millions)
Operating lease obligations	351.5	47.3	94.4	85.5	124.3
Short-term borrowings obligations	20.0	20.0	-	-	-